

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Via E-mail
Alan Brown
President
Tombstone Exploration Corporation
6529 East Freiss Dr.
Scottsdale, AZ 85254

      Re: **Tombstone Exploration Corporation**
              Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2009
              Filed August 11, 2011
              File No. 0-29922

Dear Mr. Brown:

      We have reviewed your filing and response letter dated August 9, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2009

Item 19. Exhibits, page 6

1. The certifications listed as exhibits 12.01, 12.02 and 13.01 were not filed. Please file the required certifications.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Deficit, page F-5

2. Please label the statement of stockholders' deficit for the year ended December 31, 2006 as "Unaudited" and remove the "unaudited" label from the accumulated deficit during the development stage column in order to more clearly present what is unaudited.

Notes to Consolidated Financial Statements, page F-6

Note 4. Common Shares, page F-10

3. We reviewed your response to comment two in our letter dated August 2, 2011. The authoritative guidance regarding share-based payments to non-employees is provided in ASC 505-50 rather than ASC 718. Please refer to ASC 505-50 and clarify/expand your response to address the following:

- We understand that the consulting and other agreements provide for the issuance of fully vested, nonforfeitable shares of common stock at the date the agreements are entered into. Please confirm our understanding or otherwise advise.

- You state that the fair value of stock-based awards issued to non-employees is recognized at the earlier of the date where a commitment with the contracting party has been reached or when the board of directors approved the issuance the common shares. Please tell us whether your board of directors approves the issuance of common shares before a commitment with the contracting party is reached and, if so, why the use of the board approval date as the measurement date complies with the guidance in ASC 505-50-30-10 through 17.

- We understand that you may enter into service agreements providing for the issuance of fully vested nonforfeitable common shares before the board of directors authorizes the issuance of the shares and, in those cases, you recognize the fair value of the share-based payments as of the date the services agreement is entered into (i.e., the contract/settlement date). Please confirm our understanding or otherwise advise. If our understanding is correct, explain to us if and how the approval of the share issuance by the board of directors is considered in determining the measurement date.

- Please explain to us how you recognize the expense of services provided under the service agreements and the basis in GAAP for your accounting policy. For example, tell us whether you recognize an asset and the expense in a systematic manner over the term of the service agreements.

- Please tell us your basis in GAAP for recognizing common stock subscribed when the board of directors authorizes the issuance common shares, rather than recognizing the equity instruments when they are issued.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief